SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Phazar Corp.
                                  ------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   127107 20 9
                                 --------------
                                 (CUSIP Number)

                             David L. Renauld, Esq.
                            20 Industrial Drive East
                            South Deerfield, MA 01373
                                 (413) 665-8551
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 30, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 6 Pages

Cusip No. 127107 209

1)   Names of Reporting Persons

     YDI  Wireless, Inc. (formerly known as Telaxis Communications Corporation)

     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     Not  Applicable
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------

                    (7)  Sole Voting Power

                         470,250
     NUMBER OF      ------------------------------------------------------------
      SHARES        (8)  Shared Voting Power
   BENEFICIALLY
     OWNED BY            Not Applicable
       EACH         ------------------------------------------------------------
    REPORTING       (9)  Sole Dispositive Power
      PERSON
      WITH                470,250
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power

                          Not Applicable
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

      470,250
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

          21.5%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages

Cusip No. 127107 209

     This Amendment No. 1 to Schedule 13D is being filed by YDI Wireless, Inc. (formerly known as Telaxis Communications Corporation), Young Design, Inc., Concorde Equity, LLC, Robert E. Fitzgerald, and Michael F. Young to update information previously furnished on a Schedule 13D originally filed with the Securities and Exchange Commission on June 26, 2003 (the "Original Schedule 13D"). This Amendment reflects the execution of an Agreement and Plan of Merger, dated as of October 30, 2003 (the "Merger Agreement"), among YDI Wireless, Stun Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of YDI Wireless, and Phazar Corp.


Item 2. Identity and Background.
        ------------------------

          Item 2 of the Original Schedule 13D is amended by replacing the introductory paragraph and subparagraph (I) contained therein in their entirety with the following:

          This statement on Schedule 13D is being filed by YDI Wireless, Inc. (formerly known as Telaxis Communications Corporation and referred to in this Schedule 13D as either "YDI Wireless" or "Telaxis"), Young Design, Inc. ("YDI"), Concorde Equity, LLC ("Concorde"), Robert E. Fitzgerald, and Michael F. Young (together, the "Reporting Parties" and each, a "Reporting Party").

          (I) YDI Wireless:

          YDI Wireless is a Delaware corporation with a principal business and principal office address of 8000 Lee Highway, Falls Church, VA 22042. The principal business of YDI Wireless is developing and supplying wireless communications equipment and systems. During the last five years, YDI Wireless has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, YDI Wireless was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which YDI Wireless was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          Item 3 of the Original Schedule 13D is amended to add a new paragraph at the end to read as follows:

          See Item 4 below for more details relating to the contemplated acquisition of Phazar by YDI Wireless.

                                                               Page 4 of 6 Pages
Cusip No. 127107 209


Item 4. Purpose of Transaction.
        ----------------------

          Item 4 of the Original Schedule 13D is hereby replaced in its entirety with the following:

          The shares of common stock of Phazar were purchased for investment purposes. Since making those purchases, YDI Wireless entered into an Agreement and Plan of Merger, dated as of October 30, 2003 (the "Merger Agreement"), among YDI Wireless, Stun Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of YDI Wireless ("Merger Sub"), and Phazar. The Merger Agreement contemplates the acquisition of Phazar by YDI Wireless by means of a merger of Merger Sub with and into Phazar and the conversion of the outstanding shares of Phazar common stock into the right to receive shares of YDI Wireless common stock (collectively, the "Merger"). After the Merger, Phazar would be a wholly owned subsidiary of YDI Wireless. Each share of Phazar common stock outstanding at the effective time of the Merger (other than shares of Phazar stock owned by YDI Wireless or any of its subsidiaries and any shares held by dissenting stockholders) would be converted into the right to receive 1.2 shares of YDI Wireless common stock. YDI Wireless entered into the Merger Agreement for the purpose of obtaining complete ownership of Phazar.

          The consummation of the Merger is contingent upon approval by the stockholders of Phazar of the Merger and the Merger Agreement, regulatory approvals, and the satisfaction of other closing conditions set forth in the Merger Agreement. The Merger is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. It is anticipated that, assuming all conditions to the Merger are satisfied, the Merger will occur during the fourth calendar quarter of 2003 or the first calendar quarter of 2004.

          In connection with the Merger, it is contemplated that the current directors and officers of Phazar would be replaced by persons selected by YDI Wireless. However, the Merger Agreement contemplates that Mr. Clark D. Wraight, current Board Member, Vice President, Secretary, and Treasurer of Phazar, would become a member of the Board of Directors of YDI Wireless and an employee of YDI Wireless.

          The Merger Agreement contemplates that the certificate of incorporation and by-laws of Phazar would be replaced by the certificate of incorporation and by-laws of Merger Sub subject to the name of Phazar being changed to "Antenna Products Inc." in connection with the Merger.

          In connection with the Merger, it is contemplated that Phazar's common stock will be delisted from the Nasdaq SmallCap Market where it is currently traded and that such common stock will become eligible for termination of registration under the Securities Act of 1933, as amended. These consequences result from Phazar becoming a wholly owned subsidiary of YDI Wireless.

                                                               Page 5 of 6 Pages
Cusip No. 127107 209


          Although no Reporting Party currently has any specific plan or proposal to acquire or dispose of Phazar common stock, each Reporting Party, at any time and from time to time, may acquire additional shares of Phazar common stock or dispose of any or all of its or his shares of Phazar common stock depending upon an ongoing evaluation of its or his investment in Phazar common stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Party, and/or other investment considerations.

          Other than as described above or in the Merger Agreement, no Reporting Party currently has any plan or proposal which relates to, or would result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although each Reporting Party may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

          The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as
          Exhibit 2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

          Item 5 of the Original Schedule 13D is amended to add a new paragraph at the beginning to read as follows:

          See Item 4 above for more details relating to the contemplated acquisition of Phazar by YDI Wireless.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

          Item 6 of the Original Schedule 13D is amended to add a new paragraph at the beginning to read as follows:

          See Item 4 above for more details relating to the contemplated acquisition of Phazar by YDI Wireless.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

          Item 7 of the Original Schedule 13D is amended to add a new paragraph at the end to read as follows:

          2. Agreement and Plan of Merger, dated as of October 30, 2003, among YDI Wireless, Inc., Stun Acquisition Corporation, and Phazar Corp. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by YDI Wireless, Inc. with the SEC on November 5, 2003).

                                                               Page 6 of 6 Pages

Cusip No. 127107 209

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2003                   Date: November 5, 2003

YDI WIRELESS, INC.                       YOUNG DESIGN, INC.



By: /S/ Robert E. Fitzgerald,            By: Robert E. Fitzgerald,
   ------------------------------           ------------------------------------
Robert E. Fitzgerald,                    Robert E. Fitzgerald,
Chief Executive Officer                  Chief Executive Officer

Date: November 5, 2003                   Date: November 5, 2003

CONCORDE EQUITY, LLC


By: /S/ Robert E. Fitzgerald,            By: /S/ Robert E. Fitzgerald,
   ------------------------------          ------------------------------
   Robert E. Fitzgerald,                   Robert E. Fitzgerald
   President and Managing Member

Date: November 5, 2003


/S/ Michael F. Young
---------------------------------
Michael F. Young